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Exhibit 4.3

Daniel L Vasella, MD Chairman of the Board	Novartis Institute for Biomedical Research, Inc. 608 Fifth Avenue New York, NY 10020

Mark Charles Fishman, MD
43 Kenwood Avenue
Newton Centre, Massachusetts 02459

April 22, 2002

Dear Dr. Fishman:

I am pleased to offer you the following terms for your employment with The Novartis Institute for Biomedical Research, Inc. ("NIBR")

1)
Employment:

(a)
You will be employed by The Novartis Institute for Biomedical Research, Inc. (the "Company") as President and CEO reporting to Daniel L Vasella, MD, Chairman of the Board of NIBR or his successor. NIBR has adopted all the applicable policies and plans of the Novartis Companies in the United States. The Chairman of NIBR is also the Chairman of Novartis Corporation and the Chairman and CEO of Novartis AG. NIBR, Novartis Corporation, Novartis AG, and their affiliates shall collectively be referred to as "Novartis Companies." All aspects of the research enterprise of the Novartis Companies will report directly to you, including, but not limited to, NIBR budgets, human resources, information technology functions that directly affect the research enterprise, as well as information technology functions that interface with other information technology functions of the Company. The long-term strategic planning for research will be delineated and decided separately from other Novartis Companies and divisions. As President of NIBR, you will be the singular head of research of Novartis AG and lead these worldwide research efforts. A new research center will be established in Boston, MA, or its immediate vicinity, as the primary site for U.S. research ("Boston Research Center"). Among the initial activities at the Boston Research Center will be the establishment of a new program, the Drug Discovery Center, as well as the worldwide cardiovascular and metabolic disease research efforts. Additional research activities will be transferred from other locations to Boston. The mid- and long-term research objective is to establish two main research locations by maintaining Basel, Switzerland, as the European Research Center and by building the Boston Research Center to become the primary U.S. Research Center. At a time to be agreed upon by the NIBR Chairman and you, your authority will evolve to include early exploratory clinical research (e.g., Phase I clinical trials). The budget for NIBR will be adequate to pursue research and hire staff appropriate to achieve the research goals of both Novartis and yourself. You will be located in the vicinity of Boston, Massachusetts, unless alternative locations are agreed to by you and the Company. You will be a member of the Executive Committee of Novartis AG (ECN). You will also be involved in decisions regarding all research investments, including collaborations and other alliances, entered into by the company's investment funds.

(b)
You will devote your full business time and efforts to your duties and will not serve as a director, employee, consultant or advisor to any other business enterprise without the prior written consent from the Chairman. You may manage your own investments and serve in any capacity with any civic, educational or charitable organisation or any trade association without the Chairman's approval provided that such activities do not interfere with your duties and obligations under this agreement. Upon agreement with the Chairman, you will be permitted an appropriate amount of time to terminate your active involvement with organisations in which you have an active involvement.

  (c)
  In consultation with you, and in accordance with your recommendation, during the first two years of the employment contract, the Company shall provide a research grant of up to $2,500,000 per year to support Zebrafish research at MGH and permit you to search for a suitable scientist to continue the research.

2)
Term of Employment:    The initial term of employment under this agreement shall commence on January 1, 2003 and shall end on December 31, 2005, unless terminated earlier as provided herein. Alternatively, upon agreement of the parties, the mutual term of employment shall commence on September 1, 2002 and end December 31, 2005. In the event of a September 1, 2002 commencement date, all provisions that refer to a term of years under this agreement, including all performance measurements relating to inventive payments, shall expire at the time specified when measured from January 1, 2003. Employment under this agreement shall renew annually on January 1 of each year beginning January 1, 2006 and continue thereafter, subject to the terms and conditions contained herein, until terminated by either you or the Company upon at least six months written notice, or otherwise terminated as provided herein. You hereby represent that you are free from any conflict of interest or non-competition agreements which could preclude you from becoming employed by Novartis or would impose a material penalty for such employment and performing the material job responsibilities thereof.

3)
Base Salary:    Your base salary will initially be $850,000 per year, payable in equal monthly instalments, and shall be reviewed annually each year according to the Company's usual standards and procedures. The first merit review date shall be no later than March 1, 2004. Your initial base salary shall not be decreased, and once increased, such increased base salary shall not be decreased from such increased level.

4)
Annual Bonus Plan:    You will be eligible to participate in the Company's annual cash incentive plan. Provided that individual performance and financial goals established by the Board are met, you will be eligible to receive a bonus at a target amount equal to 50% of base salary (potential bonus range from 0% to 300% of target). You will be guaranteed an annual bonus award at a minimum of 100% of target (50% of base salary) in the first two years of the contract period. If results exceed the bonus target (50% of base salary), payouts will be above the target guarantees reflecting actual results as they would for other participating senior executives (such as those on the ECN). Bonuses shall be earned on the last day of each year, and shall be pro-rated at the greater of target amount or the calculated award for the portion of the year in question for any partial year of service.

5)
Stock Incentive Plan:    You will be eligible to participate in the Company's Stock Incentive Plan, according to the terms of that plan. This plan awards Novartis American Depositary share options annually, provided individual performance and financial goals are met. The number of options you receive will be calculated using your target of 250% of base salary (potential award range from 0% to 300% of target). Stock option grants shall be deemed to be earned on the last day of each year, and pro-rated at the greater of target amount or the calculated award for the portion of the year in question for any partial year of service, subject to subsequent vesting in accordance with the guidelines for the Stock Incentive Plan. You will be guaranteed an annual stock option grant at a minimum of 100% of target (250% of base salary) in the first two years of the contract period. If results exceed the target (250% of base salary), stock option grants will be above the target guarantees reflecting actual results as they would for other participating senior executives. You will also receive 250,000 options of Novartis shares upon the date of commencement of this employment agreement at a market price listed on the New York Stock Exchange ("NYSE") on the date of commencement of this employment agreement which will be 100% vested on the date of commencement of this employment agreement.

6)
Long Term Performance Plan:    You will participate in the Company's Long Term Performance Plan, according to the terms of that plan. This is a three-year cycle plan which awards Novartis American Depositary Shares provided individual and financial goals are met. The number of shares you receive will be calculated using your target of 50% of base salary (maximum award up to 75% of base salary). Long Term Performance grants, subject to the terms of the Plan, shall be deemed to be earned at the end of the performance cycle, and shall be pro-rated at the greater of 50% of base salary or the calculated award for the portion of the year in question for any partial periods of the cycle plan during which you are employed, subject to subsequent vesting in accordance with the guidelines for the Long Term Incentive Plan. You will be guaranteed a minimum long term performance grants for the first three years of the contract period. The minimum guaranteed long-term performance grant for each year shall be at least equal to the average made to other ECN members, as a percentage of base salary for the year in question. Novartis Corporation will guarantee performance of the obligations of Novartis AG as sponsor of the Long Term Performance plan as set forth in this paragraph.

7)
Individual Performance Goals:    Individual Performance Goals described in paragraphs 4, 5 and 6 shall be established by mutual agreement between you and the NIBR Chairman. These Individual Performance Goals shall be reasonably achievable.

8)
Miscellaneous Benefits:

(a)
You will be entitled to participate in all employee benefit plans and fringe benefit arrangements of the Company for which you are eligible according to the terms of the plans. In the event of termination or resignation pursuant to paragraph 12(a) or (b) before December 31, 2005, you shall receive monies equal to the benefit amount that would have been accrued under all tax qualified and non-tax qualified employee retirement benefit plans of the Company for which you are eligible if you had been fully vested in such plans and benefits from the date of commencement of this employment, minus any vested benefits actually due to you under the terms of said plans.

(b)
You will be entitled to the greater of 20 days of vacation each year or the standard amount of vacation under Company policy for senior executives (such as those on the ECN) with 25 years of experience at the Company, until you become eligible for a greater amount under the terms of the Company's vacation policy.

(c)
You will receive a company provided automobile with all automobile expenses reimbursed.

(d)
You will have use of the company aircraft, as available, with preference accorded to your senior executive position.

(e)
You will be entitled to receive executive financial planning and income tax preparation services and reasonable reimbursement of any single club membership.

(f)
Notwithstanding the benefits enumerated above, you shall be entitled to all benefit plans and perquisites provided to other senior executives (such as those on the ECN).

9)
Reimbursement of Business Expenses; Travel:    The Company will reimburse you for reasonable expenses which you incur on behalf of the Company in the performance of your duties, according to the Company's standard reimbursement policies in effect from time to time. For business travel, you will be entitled to arrangements and accommodations on the same basis as other executives of the Company at your level in the organization.

10)
Death or Disability:

(a)
If your employment hereunder is terminated by death, your designated beneficiary, or if none is designated, your estate shall be entitled to payment of all amounts earned or owed to you through and including the date of your death. The Company shall have no further obligations under this agreement, except as provided in the preceding sentence.

  (b)
  If you are unable substantially to perform your duties because of illness or incapacity, you will nevertheless continue to receive your full base salary and all other payments and benefits for the first six months of such inability. You will receive nothing thereafter, except for any benefits which may be payable under any long-term disability plan in which you are a participant, or otherwise as required by law. For the purpose of this paragraph 10(b), you shall be considered "unable substantially to perform your duties because of illness or incapacity" if you are absent from employment or unable to render services hereunder on a full-time basis by reason of physical or mental illness or disability for 180 consecutive days in any twelve month period during the term of this agreement.

11)
Termination for Cause:    Notwithstanding the terms of employment provided for in paragraph 2, above:

(a)
If you are found to have committed fraud, misappropriation, intentional falsification of reports or other intentional acts of dishonesty in the performance of your duties, or if you are convicted of a felony, of if you violate the provisions of paragraphs 13 or 14, below, the Company will be entitled immediately to terminate your employment forthwith by written notice without further monetary obligation; and

(b)
If you materially breach any material terms or conditions of this agreement, or if you wilfully disobey important instructions reasonably given to you in the course of your employment, the Company shall notify you in writing of such violation. If you fail to correct the violation within thirty (30) days after that notice, then the Company will be entitled to terminate your employment forthwith by written notice. Termination of employment pursuant to this paragraph 11 will cause all of your rights and benefits under this agreement to terminate as of the date your employment terminates; provided, however, that such termination of employment shall not affect your rights and benefits which have accrued or been earned as of such date.

12)
Termination Without Cause; Resignation for Good Reason:    Notwithstanding the term of employment provided for in paragraph 2, above:

(a)
The Company has the right to terminate your employment and all of your rights and benefits hereunder at any time without cause, but if it does you shall be entitled to continue to receive all payments and benefits (other than participation in the Stock Incentive Plan and Long Term Performance Plan), and annual bonuses (prorated for partial years) equal to the annual bonus you most recently received prior to termination, and other amounts which have accrued or been earned prior to such termination, until the later of (i) expiration of the initial term of this agreement or (ii) a date twenty four (24) months after the effective date of termination of your employment without cause.

(b)
You have the right to resign if either of the following has occurred: (i) any material adverse change, without your prior written consent, in your position, duties, reporting level, responsibilities or title, or (ii) any breach by the Company of any material provision of this agreement; provided, however that you shall not resign from employment under such circumstances unless you first give notice of your intention to resign and of the grounds for such resignation, and, if such grounds are reasonably curable, the Company has not, within 30 days following receipt of the notice, cured such grounds. If you resign pursuant to this paragraph 12(b), you will be entitled to continue to receive salary, bonus and benefits to the same extent and for the same period of time as if your employment has been terminated without cause pursuant to paragraph 12(a).

  (c)
  In the event of termination or resignation pursuant to paragraph 12(a) or (b), you will not be required to seek other employment; but if you do accept other employment during the time that your base salary, bonus and benefits are continuing pursuant to paragraph 12(a), the Company's payment obligation will not be reduced, but the Company's obligation to provide any tax qualified or non-tax qualified benefit shall cease when you elect, during such time, to be covered by a substantial equivalent benefit from a subsequent employer. In no event, shall you be eligible for any duplicate or equivalent benefits under any Novartis plan, program or practice.

  (d)
  In the event of your termination, or resignation pursuant to paragraph (12)(a) or (b), the Company agrees to fund specific research projects under your direction as outlined in the Addendum to this contract.

13)
Confidentiality:    During your employment and thereafter, your are prohibited from disseminating or otherwise disclosing, and from using for your personal benefit, any confidential information of the Company or any affiliate of the Company, except (i) as may be required by law, (ii) in the proper performance of your duties or (iii) as authorized in writing by the Company. "Confidential information" includes all information, including but not limited to trade secrets, disclosed or known by you as a consequence of or through your employment by the Company concerning the business, products, or services of the Company and its subsidiaries which has not been made generally available to the public; which is useful to the current or anticipated business or research or development activities of the Company or its affiliates. Your obligations with respect to confidential information will not be affected by termination of your employment, whether that termination is with or without cause.

14)
Noncompetition and Nonsolicitation:

(a)
During the term of your employment hereunder, (including continuation hereof as provided in paragraph 2 and for a period of two years thereafter) you shall not directly or indirectly, own, manage, operate, control or finance; or participate in the ownership, management, operation, control or financing of; or be connected as an officer, director, employee, partner, consultant or in any other capacity with; any for-profit business that is in substantial competition with the business of the Company, without the Company's prior written consent. The business of the Company shall be defined as the research and development, production, marketing and distribution of pharmaceutical and biotechnology products in the disease areas of cardiovascular/metabolism/endocrinology; oncology/hematology; central nervous system; transplantation/immunology; dermatology; respiratory; rheumatology/bone/hormone replacement therapy, opthalmics and any other disease area engaged in by the Company during the initial or subsequent terms of this agreement. Any post-employment limitations shall be determined by the activities of the Company at the time of the termination of your employment. This paragraph 14(a) shall not be construed to prohibit the ownership of not more than one percent of the capital stock of any company having a class of securities registered pursuant to the Securities Exchange Act of 1934, as amended. In the event the provisions of this paragraph 14(a) should be adjudicated to exceed the time or geographical limitations permitted by applicable law, and then it is our mutual intention that such provisions be reformed to the maximum time or geographic limitations permitted by law.

(b)
During the term of your employment hereunder (including continuation hereof as provided in paragraph 2) and for a period of two years thereafter, you shall not, directly or indirectly, knowingly cause or induce any present or future employee of the Company or any of its affiliates to leave the employ of the Company (or affiliate) or to accept employment with you or any other person, firm, association or company, without the prior written consent of the Company if such employee (i) is in the employ of the Company or any of its affiliates or

    (ii) has been in the employ of the Company or any of its affiliates within one year immediately preceding the end of your term of employment by the Company. Nothing contained in this paragraph 14(b) shall prohibit you from providing personal references or recommendations for individuals in connection with such individuals' application for employment by, or other association with, a person, firm, association or company if (x) you are not affiliated or otherwise associated with such person, firm, association or company and (y) the personal reference or recommendation was requested by such person, firm, association or company without initiation by you.

15)
Withholding; Records:    Payments to you will be reduced by amounts which are required to be withheld by applicable tax laws and regulations and other laws and regulations and by other authorised deductions. You will be required to maintain and furnish to the Company appropriate records and documentation of expenses and use of company automobiles, as required by applicable law and regulations or by the Company's policies.

16)
Attorneys' and Consultant's Fees:    The Company agrees to pay attorneys' and consultant's fees incurred by you during negotiation of the terms of your employment with the Company. These fees include, but are not limited to, the fees incurred by you for legal, financial, and compensation consultants. This payment shall be payable upon receipt by Novartis of invoices for fees incurred by you.

17)
Disputes:    Any disputes under this agreement shall be settled by arbitration in Boston, Massachusetts, under the auspices of, and in accordance with the rules of, the American Arbitration Association, by an arbitrator who is mutually agreeable to you and the Company. The arbitration shall also have the authority to award costs and attorneys' fees to the parties. The decision in such arbitration shall be final and conclusive on the parties and judgment upon such decision may be entered in any court having jurisdiction thereof. If the parties are unable to agree upon an arbitrator, each party shall select one arbitrator and those two arbitrators shall select a third arbitrator and the decision of a majority of the three arbitrators shall be the decision in such arbitration.

If you agree to employment with the Company according to the foregoing terms, please sign this letter in the space provided below. Upon such signature, and signature on behalf of the Company, this letter will constitute an employment agreement between you and the Company.

Sincerely, Novartis Institute for Biomedical Research, Inc.
/s/ DANIEL L VASELLA, MD
Daniel L Vasella, MD Chairman of the Board
Accepted and agreed to: By:
/s/ MARK C FISHMAN, MD Mark C Fishman, MD

ADDENDUM TO EMPLOYMENT CONTRACT

Between

 Novartis Institute for Biomedical Research, Inc.
And

 MARK C FISHMAN, MD
Dated April 22, 2002

If during the initial or subsequent terms of this Agreement Dr Fishman is Terminated Without Cause under Paragraph 12(a) or 12(b), the Company agrees to fund specific research projects under his direction as referenced in Paragraph 12(d) of the Employment Contract. This would be in the form of a sponsored research grant to an appropriate hospital or academic institution, subject to the usual institutional rules governing such sponsored research with regard to Invention rights, titles, and interests and pursuit of patent applications. An exclusive licensing option for these inventions would be granted to Novartis for reasonable periods of time.

This funding would take the form of a single grant of $10,000,000 if the termination occurs on or before December 31, 2007, and then a single grant guarantee as follows:

Termination in Year	Annual Grant Guarantee
2008	9,500,000
2009	9,000,000
2010	8,500,000
2011	7,500,000
2012	5,000,000
2013	No grant

Novartis Institute for Biomedical Research, Inc

/s/ DANIEL L VASELLA, MD Daniel L Vasella, MD Chairman of the Board
Accepted and agreed to:
By:	/s/ MARK C FISHMAN, MD Mark C Fishman, MD

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  Exhibit 4.3